UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  July 14, 2008

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

July 14, 2008

TSX-V Trading Symbol: ASX

OTC BB Trading Symbol:  ASXSF

Frankfurt Trading Symbol: QLD

ALBERTA STAR RECEIVES FINAL APPROVAL FOR A “CLASS A”- 5 YEAR DRILL PERMIT FOR THE ELDORADO SOUTH IOCG AND URANIUM PROJECT

 Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX), the OTCBB (ASXSF) and on the Frankfurt Exchange (QLD), is pleased to announce that the Company has received final permit approval from the Sahtu Land and Water Board (SLWB) for the issuance of a third “Class A”- 5 year 75,000 meter drill permit (#S07C-008) for its Eldorado South Iron oxide, copper, gold, silver, and uranium project located in Canada’s Northwest Territories. The Eldorado South permit (#S07C-008) is valid until July 10, 2013.  The Company is now in receipt of the required drill permitting for its entire IOCG & uranium landholdings consisting of 113,488 acres in the Sahtu Region.

The Company and its Board of Directors would like to thank the Deline Land Corporation its leadership, the Sahtu Dene & Métis peoples and the Community of Deline, Northwest Territories for their continued support for the Company’s exploration activities at the Eldorado South IOCG & Uranium Project in the Sahtu region. The Company continues to showcase to the community the values it places on safety, environmental integrity, social responsibility and sustainable economic development.

The Company values its working relationship with the Deline Land Corp. and the Sahtu Dene & Metis peoples of the Deline District, NT. The Company considers its long term relationship and the well being of the community of Deline, as the cornerstone of a successful and long term working and business relationship with the Sahtu Dene & Metis peoples.

THE ELDORADO SOUTH IOCG & URANIUM CLAIMS

The Eldorado South IOCG &  uranium claims consist of twenty six contiguous claims located south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and 423 miles north of the city of Yellowknife. The Eldorado South claim-block consists of 25,489 hectares (62,984.41 acres).  The anomalous area of the Eldorado south IOCG & uranium claims includes several large radiometric anomalies of up to 3.5 kilometers long and suggests a potential near surface uranium target. These large uranium anomalies have never been explored nor drill tested and will be an important focus of exploration by the Company during its 2008 drill program.  The airborne geophysical survey was conducted in July 2007 and consisted of 16,708 line-kilometers at 100 meter line-spacings and was completed under hot, sunny and dry weather conditions.

The Company intends to base its 2008 drill exploration program on the Company’s previous exploration programs and intends to focus on expanding newly discovered mineral zones, determining continuity and orientation, locating higher grade extensions of IOCG and uranium mineralization, and preliminary testing of the remaining, untested mineralized and altered zones within the Eldorado, Contact Lake and Eldorado South IOCG and uranium project areas. The July 11, 2008 spot price for uranium provided by the Ux Consulting Company LLC (www.uxc.com) was $60.00 US per pound.

ELDORADO & CONTACT LAKE & ELDORADO SOUTH - 5 YEAR CLASS “A” DRILLING PERMITS ISSUED-FULLY PERMITTED

In addition to the Eldorado South Permit approval the Company has been granted two amended five-year Sahtu Land & Water Board Class “A” Land Use Permits (Eldorado/Glacier Lake and Contact Lake) for long term diamond drilling at both the Eldorado & Contact Lake Projects. The Eldorado/Glacier Lake Permit (Permit No. SO5C-012) is valid until April 26, 2013 and the Contact Lake permit (Permit No.S05C-002) is valid until August 24, 2012.  The Company has received full authorization for its third drill permit on its Eldorado South IOCG & uranium project (Permit No. SO7C-008). This permit is valid until July 13, 2013.  This third “5-Year” drill permit application for Eldorado South IOCG & uranium project was submitted in April of 2007, requesting 15,000 meters of drilling per year, over a five-year period for a total of 75,000 meters. This permit includes the area of the newly discovered Eldorado South radiometric anomaly. This prospective IOCG & uranium target is being prepared for reconnaissance and detailed sampling, mapping and drilling.

STOCK OPTIONS

The Company has granted an aggregate of 3,250,000 options of which 2,350,000 options were granted to officers, directors and consultants. Each option represents the right to purchase one common share of the Company at a price of $0.35 per share for a period of three years.

ALBERTA STAR DEVELOPMENT CORP.

Alberta Star Development Corp. is a leading Canadian mineral exploration company that identifies, acquires, finances advanced stage exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base, precious metals and uranium.

INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663 and in Quebec Mr. Mario Drolet at MI3 Communications Company at (514) 904-1333.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.  For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.